At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge,
NY 11788, on December 2, 2016, Trust shareholders of record as of the close of business on October 14, 2016 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.

Shares Voted		         Shares Voted Against
In Favor		               or Abstentions
315,822	           		       1,057